Filed by Document Security Systems, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 (the “Securities Act”) and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934 (the “Exchange Act”)
Subject Company: Document Security Systems, Inc.
Exchange Act File Number: 001-32146

Set forth below is a press release of Lexington Technology Group, Inc. (“Lexington”), dated June 5, 2013, providing an update on Lexington’s operations.

NEWS RELEASE	Contact: Bruce
Berman	Brody Berman

Associates	212.683.8125

Lexington Technology Group, Inc. Provides Update on Operations,

Including Proposed Merger with Document Security Systems, Inc. and

1st Quarter 2013 Financial Results

McLean, Va – June 5th, 2013 – Lexington Technology Group, Inc. (“Lexington”) provides an update on its operations, including its proposed merger with Document Security Systems, Inc. (NYSE MKT: DSS) (“DSS”), and announces Lexington’s financial results for the three months ended March 31, 2013.

Update on Merger with Document Security Systems

Lexington previously entered into a definitive merger agreement with Document Security Systems, Inc., a leading developer of anti-counterfeiting, anti-fraud and authentication technologies for governments, corporations and financial institutions. A Special Meeting of DSS stockholders is scheduled for June 20, 2013 to vote on proposals relating to the proposed business combination of DSS and Lexington.  The meeting will take place at 11:00 a.m. local time at the Locust Hill Country Club in Pittsford, New York.

DSS's stockholders of record as of the close of business on May 17, 2013 are entitled to vote at the Special Meeting. A definitive proxy statement/prospectus for the Special Meeting has been mailed to the DSS stockholders and is available on the U.S. Securities and Exchange Commission website at: http://www.sec.gov/Archives/edgar/data/771999/000114420413029108/v345206_424b3.htm.

The board of directors of DSS recommends stockholders vote in favor of all the proposals contained in the proxy materials.

The combination of Lexington and DSS is expected to close on or about July 1, 2013, if approved by DSS's stockholders. If approved, the merger will provide DSS with approximately $7 million in cash, a new management team that includes Jeff Ronaldi and Peter Hardigan, currently Lexington’s Chief Executive Officer and Chief Operating Officer, and ownership of investments in Bascom Research, LLC and Virtual Agility, Inc.

Update on Bascom Research Litigation

On March 22, 2013, Lexington learned that its wholly-owned subsidiary, Bascom Research, LLC, received a date of October 2, 2013 for the Markman hearing in its patent infringement cases against Facebook, Inc., LinkedIn Corporation and other defendants.

On April 23, 2013, Bascom Research LLC reached a settlement with a defendant in its ongoing litigation in the Northern District of California. Terms of the patent license are confidential as stipulated in the agreement, but include an effective royalty rate of approximately 4% for use of the four Bascom patents currently in litigation. As a result of this settlement, Lexington will record settlement revenue during the second calendar quarter of 2013.

On May 17, 2013, Bascom Research LLC reached a settlement with a second defendant in its ongoing litigation in the Northern District of California. Terms of this patent license are also confidential as stipulated in the agreement, but include an effective royalty rate of approximately 5% for use of the four Bascom patents currently in litigation. As a result of this settlement, Lexington should record settlement revenue during the third calendar quarter of 2013.

Following these settlements, Bascom remains in litigation with Facebook, Inc. LinkedIn Corporation and Novell, Inc. in the Northern District of California.

Lexington’s Financial Results for the Three Months Ended March 31st, 2013

Highlights:

Rights Offering

On February 1, 2013, Lexington completed the sale of 4,285,718 shares of its common stock at a purchase price of $0.35 per share to certain of its existing stockholders, who elected to participate in an offering, conducted by Lexington to its entire existing stockholders, for aggregate gross proceeds of approximately $1.5 million.

Repayment of Debt

In February 2013, Lexington repaid the outstanding balance of senior notes and accrued interest totaling $3.4 million.

Investment

In March 2013, Lexington made a strategic investment in VirtualAgility, a developer of programming platforms that facilitate the creation of business applications without programming or coding. The investment by Lexington involves a non-recourse note against the proceeds derived from the patent portfolio owned by VirtualAgility, plus an equity stake of 1/8 of 7% of the outstanding common stock of VirtualAgility, for $250,000 cash, plus options to make seven additional quarterly investments of $250,000 apiece, for a total cash investment of up to $2 million. If LTG exercises all of the options, it will have invested an aggregate of $2 million and, based on the current capitalization of VirtualAgility, would own approximately 7% of the outstanding common stock of VirtualAgility.

Operating Expenses

Lexington is a development stage corporation with limited operations and did not have revenues for the period from May 10, 2012 (inception) through March 31, 2013.

Operating expenses were $0.9 million for the three months ended March 31, 2013. Excluding, non-cash items such as $0.3 million of stock based compensation, $0.1 million related to unrealized gains on investments and $0.1 million related to amortization of intangible assets, operating expenses would have been $0.6 million for the three months ended March 31, 2013. Operating expenses for the three months ended March 31, 2013 consisted of expenses associated with the execution of our patent defense strategy, merger-related legal fees and other general and administrative costs.

Liquidity and Capital Resources

At March 31, 2013, cash totaled $7.2 million and total liabilities amounted to $0.1 million.

The change in cash for the periods presented was comprised of the following ($ in thousands):

	Three Months Ended March 31, 2013	Period from May 10, 2012 (inception) through March 31, 2013
Net cash used in operating activities	$(638)	$(2,797)
Cash flow used in investing activities	(250)	(3,148)
Cash flow (used in) provided by financing activities	(1,945)	13,143
Total cash flow	$(2,833)	$7,198

Operating Activities

During the three months ended March 31, 2013, Lexington’s operating activities consisted of the execution of their patent defense strategy, merger-related legal fees and other general and administrative costs.

Investing Activities

During the three months ended March 31, 2013, Lexington’s investing activities related to an investment in VirtualAgility, a developer of programming platforms that facilitate the creation of business applications without programming or coding for $0.3 million.

Financing Activities

During the three months ended March 31, 2013, Lexington’s financing activities consisted of the repayment of the outstanding balance of senior notes totaling $3.4 million and the issuance of 4,285,718 shares of common stock in connection with the rights offering at a purchase price of $0.35 per share or approximately $1.5 million.

LEXINGTON TECHNOLOGY GROUP, INC. AND SUBSIDIARY
(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS
($ IN THOUSANDS)

	March 31,
	2013	December
	(unaudited)	31, 2012
ASSETS
Current Assets:
Cash	$7,198	$10,031
Other assets	1	1
Investments at fair value	748	423
Intangible assets, net of accumulated amortization of $315 and $207 as of March 31, 2013 and December 31, 2012, respectively	1,861	1,968
Total assets	$9,808	$12,423

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable and accrued expenses	$130	$213
Senior notes payable - related parties, net of deferred
debt discount of $0 and $848, respectively	-	2,590
Total liabilities	130	2,803

Stockholders' Equity:
Preferred stock - 29,000,000 shares authorized; par value $0.00001 per share	-	-
Series A preferred stock - 27,225,000 shares authorized; par value $0.00001 per share; 17,913,727 and 17,913,727 shares issued and outstanding, respectively	2	2
Common stock - 100,000,000 shares authorized; par value $0.00001 per share; 18,150,543 and 13,864,825 shares issued and outstanding, respectively	1	1
Additional paid-in capital	20,368	18,623
Deficit accumulated during the development stage	(10,693)	(9,006)
Total stockholders' equity	9,678	9,620

Total liabilities and stockholders' equity	$9,808	$12,423

LEXINGTON TECHNOLOGY GROUP, INC. AND SUBSIDIARY
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS - UNAUDITED
($ IN THOUSANDS)

	Three Months Ended March 31, 2013	Period from May 10, 2012 (inception) through March 31, 2013
Operating expenses:
Compensation and benefits	$456	1,207
Legal and professional fees	262	1,912
General and administrative	87	248
Amortization	108	315
Loss from operations	913	3,682

Other income (expenses):
Interest	(848)	(1,456)
Unrealized gain (loss) on investment	74	(226)
Change in fair value of warrant liability	-	(5,329)
Total other expenses	(774)	(7,011)

Net loss	$(1,687)	$(10,693)

LEXINGTON TECHNOLOGY GROUP, INC. AND SUBSIDIARY
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED
($ IN THOUSANDS)

	Three Months Ended March 31, 2013	Period from May 10, 2012 (inception) through March 31, 2013
Cash flow used in operating activities
Net loss	$(1,687)	$(10,693)
Cash used in operating activities
Stock based compensation	251	454
Unrealized (gain) loss on investments	(74)	226
Amortization - intangibles	108	315
Accretion of note discount	848	1,442
Change in fair value of warrant liability	-	5,329
Changes in operating assets and liabilities
Increase (decrease) in accounts payable and accrued expenses	(83)	130
Net cash used in operating activities	$(638)	$(2,797)

Cash flow used in investing activities
Investments	(250)	(973)
Acquisition of intangible assets	-	(2,175)
Net cash used in investing activities	$(250)	$(3,148)

Cash flow (used in) provided by financing activities

Proceeds from issuance of senior notes and common shares to related parties on July 26, 2012 and on June 2012 private placement	-	4,377
Proceeds from exercise of warrants	-	5,625
Net proceeds from issuance of shares of common stock	-	5,086
Repayment of notes payable	(3,438)	(3,438)
Net proceeds from issuance of shares of common stock in connection with a rights offering	1,493	1,493
Net cash (used in) provided by financing activities	$(1,945)	$13,143
Net (decrease) increase in cash	(2,833)	7,198
Cash at the beginning of the period	10,031	-
Cash at the end of the period	$7,198	$7,198

Supplemental Disclosure of Cash Flow Information:
Cash paid for income taxes	$-	-
Cash paid for interest	$14	$14
Non-Cash investing and financing activities:
Liability - Patents	$-	45
Conversion of senior notes into shares of common stock	$-	937
Reclassification of warrant liability upon exercise of warrants	$-	5,625

About Lexington Technology Group

Lexington Technology Group is an intellectual property management firm that invests business experience, legal expertise and capital to monetize pioneering inventions. LTG’s goal is to identify and capitalize on opportunities for return, while rewarding highly qualified innovators. The firm typically engages with companies that have identified important innovations but that may lack the experience, relationships or capital to succeed on their own, and have not been fairly rewarded in the marketplace. LTG’s initiatives contribute to an intellectual property market that enables innovators to benefit from their discoveries and investors to profit from prudent risk. LTG’s management team is comprised of experienced patent managers and strategists that have collectively generated over $1 billion in licenses, settlements and damages awards to date. www.lex-tg.com

LTG Contact:	DSS Contact
Bruce Berman	Peter Salkowski
Brody Berman Associates	Blueshirt Group
bberman@brodyberman.com	peter@blueshirtgroup.com
212.683.8125	415.489.2184

Important Additional Information Will Be Filed with the SEC

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of DSS, or Lexington or the solicitation of any vote or approval. In connection with the proposed transaction, DSS has filed with the SEC, and the SEC has declared effective, a Registration Statement on Form S-4 containing a proxy statement/prospectus. The definitive proxy statement/prospectus contains important information about DSS, Merger Sub, Lexington, the transaction contemplated by the Merger Agreement and related matters. DSS has mailed the definitive proxy statement/prospectus to its stockholders. Prospective investors and security holders of DSS and Lexington are urged to read carefully the proxy statement/prospectus relating to the Merger (including any amendments or supplements thereto) in its entirety because it will contain important information about the proposed transaction.

Prospective investors and security holders of DSS will be able to obtain free copies of the definitive proxy statement/prospectus for the proposed Merger and other documents filed with the SEC by DSS through the website maintained by the SEC at www.sec.gov. In addition, prospective investors and security holders of DSS and Lexington will be able to obtain free copies of the definitive proxy statement/prospectus for the proposed Merger by contacting Document Security Systems, Inc., Attn.: Philip Jones, Chief Financial Officer, at First Federal Plaza, 28 East Main Street, Suite 1525, Rochester, New York 14614, or by e-mail at ir@dsssecure.com. Prospective investors and security holders of Lexington will also be able to obtain free copies of the definitive proxy statement/prospectus for the Merger by contacting Lexington Technology Group, Inc., Attn.: Investor Relations, 1616 Anderson Road, McLean, VA, 22101, or by e-mail at info@lex-tg.com.

DSS and Lexington, and their respective directors and certain of their executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the agreement between DSS, Merger Sub and Lexington. Information regarding DSS’s directors and executive officers is contained in DSS’s Form 10-K/A filed with the SEC on April 26, 2013. Information regarding Lexington’s directors and officers and a more complete description of the interests of DSS’s directors and officers in the proposed transaction is available in the definitive proxy statement/prospectus that was filed by DSS with the SEC in connection with the proposed transaction.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release regarding the proposed transaction between DSS and Lexington Technology Group; the expected timetable for completing the transaction; the potential value created by the proposed Merger for DSS’s and Lexington Technology Group’s stockholders; the potential of the combined companies’ technology platform; our respective or combined ability to raise capital to fund our combined operations and business plan; the continued listing of DSS's or the combined company’s securities on the NYSE MKT; market acceptance of DSS products and services; our collective ability to maintain or protect our intellectual property rights through litigation or otherwise; Lexington Technology Group’s limited operating history, competition from other industry competitors with greater market presence and financial resources than those of DSS’s; our ability to license and monetize the patents owned by Lexington Technology Group; potential new legislation or regulation related to enforcing patents; the complexity and costly nature of acquiring patent or other intellectual property assets; the combined company’s management and board of directors; and any other statements about DSS’ or Lexington Technology Group’s management teams’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "could," "anticipates," "expects," "estimates," "plans," "should," "target," "will," "would" and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the risk that DSS and Lexington Technology Group may not be able to complete the proposed transaction; the inability to realize the potential value created by the proposed Merger for DSS’s and Lexington Technology Group’s stockholders; our respective or combined inability to raise capital to fund our combined operations and business plan; DSS’s or the combined company’s inability to maintain the listing of our securities on the NYSE MKT; the potential lack of market acceptance of DSS’s products and services; our collective inability to protect our intellectual property rights through litigation or otherwise; competition from other industry competitors with greater market presence and financial resources than those of DSS’s; our inability to license and monetize the patents owned by Lexington Technology Group; and other risks and uncertainties more fully described in DSS’s Annual Report on Form 10-K for the year ended December 31, 2012 as filed with the SEC, as well as the other filings that DSS makes with the SEC. Investors and stockholders are also urged to read the risk factors set forth in the definitive proxy statement/prospectus carefully.